RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000, c/o PEG

Louisville, Kentucky 40223

July 23, 2013

VIA EMAIL:

To the SEC Staff

Ms. Jennifer Monick

Mr. Howard Efron

Mr. Duc Dang

Ms. Stacie Gorman

RE: Your letter dated July 2, 2013 titled:

Re: RadTek, Inc. (formerly USChina Taiwan, Inc.)

Form 10-K for the fiscal year ended March 31, 2012

Filed July 12, 2012

File No. 0-54152

First, we would like to express our appreciation for your patience in collecting the requested information and ask your continued patience. We expect that the answers to the following questions will end these repeated rounds of questions that seem to be focused mostly on minor wording variations. Thanks to your staff’s assistance we have gone into great detail to answer your questions. We request your expedited completion of the review so that we may continue the work of the company.

In response to your inquires we would like to submit these answers. With some questions we will answer to the best of our knowledge here and when necessary incorporate those responses into re-filing of the above mentioned filings once all review is complete:

QUESTION 1:

We note that a comment letter was issued regarding your Form 8-K filed February 4, 2013 and amended on February 6, 2013. Please respond to our comment letter dated February 19, 2013.

Original Question:

We note your explanatory note in your amended filing; however, it appears that you were a shell company immediately before the transactions disclosed in the current report. See Exchange Act Rule 12b-2. The transactions occurred in December 2012, yet you did not file the current report until February 4, 2013. It appears that you have not provided Form 10 information in your 8-K filing and such report was due within four business days after completion of the transaction. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, audited financial statements of the acquired entity and pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038.

RESPONSE:

Our previous legal counsel did communicate with your staff to answer these questions and felt that there was no further discussion warranted. We simply assumed that was addressed, but we are happy to restate here. As he stated with you in the discussions there was no Form 10 required for the transaction as we did not at that time plan to do a reverse merger. As stated in discussion with Mr Jerard Gibson RadTek Co Ltd simply purchased controlling shares in USCH. We insured him at the time that if any changes occurred that we would update filings, and have since then done so, a Form 8K was submitted when the Management decided to consolidate operations and join any accounting/Management of the two entities. Such 8K was filed on July 3rd, 2013. In that filing we clarified that within the time period allotted we shall submit fully clarified consolidated financials. Our Auditor and Legal are working on that at this time.

It should be clear by that our history is clear on the ‘development stage’ company and also it indicates that we are not nor have ever been a shell (as will be addressed in subsequent questions and attachments).

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QUESTION 2:

We note your response to comment 4. Your reference to the 424B3 filing relates to the issuance of USChina Taiwan shares. The prior comment was asking about the Venture III shares that were distributed. We reissue our prior comment. Also, please note that if the shares were distributed in violation of the Securities Act, you may be liable for the transaction despite your current management’s lack of knowledge regarding the transaction.

RESPONSE:

Do you mean shares distributed via spinoff of “USChina Channel Inc.” as that is what the filings report is the origination of the current shares in the S-1 memorandum? All shares were issued through the Transfer agent and reviewed prior to issuance with their legal team as well as ours. You may view the filing on 3-17-2010 at the SEC website:

http://www.sec.gov/Archives/edgar/data/1487252/000148725210000002/0001487252-10-000002-index.htm

I can only assume that your team misread this, thus we hope the question is now answered showing the origin of currently issued shares.

QUESTION 3:

We note your response to prior comment 5. Please file an amendment to Form 10-K which provides the required disclosures related to the control environment as of March 31, 2012, including a clear conclusion on whether or not disclosure controls and procedures were effective as of March 31, 2012.

RESPONSE:

Again, we are attempting to comply with your request and file with the language that will best suit your desired disclosures. We state here that we confirm we will amend previous filing and clearly state that the disclosures for Internal Controls and Procedures were not-effective as of 2012.

We note your comments and I have drafted for your review the proposed wording to be filed in an amended for 10K. Here is a sample that will be used in the amended filing and future filings.

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ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures.

Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to insure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or the persons performing similar functions, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and Treasurer, or the persons performing similar functions, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our CEO and Treasurer, or the persons performing similar functions, concluded that our disclosure controls and procedures were effective as of March 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO, or the persons performing similar functions, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Under the supervision and with the participation of our CEO and CFO, or the persons performing similar functions, our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2013, and concluded that it is effective.

Evaluation of Changes in Internal Control over Financial Reporting:

Under the supervision and with the participation of our CEO and CFO, or those persons performing similar functions, our management has evaluated changes in our internal controls over financial reporting that occurred during the year ended March 31 2013. Based on that evaluation, our CEO and CFO, or those persons performing similar functions, did not identify any change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Important Considerations:

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud.

Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

Additionally, we noted two errors in the item 9A disclosure for the form 10K for the fiscal year ended March 31, 2013. The first error was the inclusion of the 5th paragraph related to our accountant’s attestation report. With respect to future filings, as appropriate, we plan to delete this paragraph as we have no requirement to include an accountant’s attestation report regarding internal control over financial reporting.

The second error that we will correct in future filings is our reference to the criteria we use to evaluate our internal control over financial reporting. The criteria that we use and will include in our disclosure in future filings is the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

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QUESTION 4:

We note your response to comment 6. Please have your auditor revise the draft wording proposed such that the opinion paragraph refers to “the financial position of USChina Taiwan Inc. (A Development Stage Company) as of March 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended and for the period from December 18, 2009 (inception) to March 31, 2012” in conformity with accounting principles generally accepted in the United States of America. Please provide confirmation to us that the revised wording will be used in future filings and that you are in possession of a corrected opinion from your auditor for the fiscal year ended March 31, 2012.

RESPONSE:

Our auditor has revised according to SEC guidelines.

I confirm that we will use the revised working in future filings and that we are in possession of a corrected opinion from our auditor for the year 2012. With this we recognize that we do not need to refile this section of the filing per SEC rules and discussions with SEC staff.

Here is a sample of the wording:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of RadTek, Inc. (Formerly USChina Taiwan Inc.)

(A Development Stage Company)

We have audited the accompanying balance sheets of RadTek, Inc. (Formerly USChina Taiwan Inc.) (A Development Stage Company) as of March 31, 2013 and 2012, and the related statements of operations, stockholders' equity and cash flows for each of the years then ended and for the period from December 18, 2009 (inception) to March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of RadTek, Inc. (Formerly USChina Taiwan Inc.) (A Development Stage Company) as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended and for the period from December 18, 2009 (inception) to March 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that RadTek, Inc. (Formerly USChina Taiwan Inc.) (A Development Stage Company) will continue as a going concern. As discussed in Note 3 to the financial statements, RadTek, Inc. (Formerly USChina Taiwan Inc.) (A Development Stage Company) has minimal operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Date: July 23, 2013
	By	/s/ Kenne Ruan, CPA, P.C.
Name: Kenne Ruan, Title: CPA, P.C. Woodbridge, CT

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QUESTION 5:

We note your representation that you are not and have not been a shell company. However, it is not clear how that is accurate based on your historical disclosure. Please provide us with a detailed analysis of your basis. For reference, see the definition of a shell company in Rule 12b-2 of the Exchange Act.

RESPONSE:

You have requested that we furnish a clarification on whether or not RadTek, Inc. has been or could be deemed a “shell company” for the last 12 months.

SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

This letter is for the purpose of advising you that based on management’s representations and the disclosure in the required SEC annual and quarterly filings, I am of the opinion that RadTek, Inc. would not be deemed as a shell company, as defined in the SEC Release No. 33-8587, for the following reasons.

RadTek, Inc. does not fit the profile of a shell company because its assets, in addition to cash equivalents, and its operations cannot be considered to be nominal.

Since inception, management has actively pursued its business plan. Until March 18, 2013, the registrant provided management consulting services to small or median sized private companies in Taiwan that want to look for business partners, or agencies, or financing resources or to become public through a public offering or reverse merger in the United States or Canada.

Since March 18, 2013, the registrant has worked diligently to refocus the activities of the registrant, identify and engage new management, prepare all of the necessary regulatory filings relating to the change in operations and implement corporate governance procedures. The registrant operates in the x-ray apparatus and tubes and related irradiation apparatus field.

On July 3, 2013, the registrant entered into a definitive agreement with the shareholders of RadTek Co., Ltd. Pursuant to the agreement, the registrant shall purchase all of the outstanding securities of RadTek Co., Ltd. in exchange for 1,300,000 common shares of the registrant. RadTek Co., Ltd. shall be a wholly owned subsidiary of the registrant.

RadTek Co., Ltd. was incorporated under the laws of Republic of Korea in May 2001, and is engaged in developing and marketing radiation-imaging system and equipment that employ digital radiography technology. The systems offered are primarily in the line of radiation scanning and related engineering services for users in various fields such as biotechnology, medical, product quality control, and security system. The specific product line includes food inspection systems, X-ray diagnosis related systems, baggage and container inspection systems, and radiation safety engineering.

As the market in this field is dominated by high-priced systems for large users, RadTek Co., Ltd. aims to focus on the niche market of small users by offering low-cost models.

RadTek, Inc. has a business plan that is inconsistent with the business plan of a shell company.

As described above and in its SEC filings, RadTek, Inc. operates in the x-ray apparatus and tubes and related irradiation apparatus field. RadTek, Inc. has not and does not intend to solely engage in any activities that would be consistent with the business plan of a shell company.

Neither RadTek, Inc. nor its legal counsel considers RadTek, Inc. to have been, to be, or have treated RadTek, Inc. as a shell company. We represent RadTek, Inc. as its legal counsel in connection with the required annual and quarterly filings with the Securities and Exchange Commission. RadTek, Inc. has represented itself to us to be engaged in the x-ray apparatus and tubes and related irradiation apparatus field whose business plan we described in detail in its SEC filings and provided documentation to support its representation.

For RadTek, Inc. to characterize itself as a shell company, when it is not a shell company would constitute a material false or misleading representation under the securities laws and could subject the officers, directors and principal stockholders of RadTek, Inc. to criminal liability.

RadTek, Inc. has never considered itself to be a shell company on the dates of filing of its SEC filings and does not consider itself to be a shell company at this time. The officers, directors and principal stockholders of RadTek, Inc. recognize that they could suffer severe penalties to characterize itself in past SEC filings as a shell company when it was not a shell company then and it is not one now.

We do note that on a previous 10Q for the 3rd quarter of 2012/13 the box for “shell” was accidentally transcribed wrongly, but we updated this filing in order to correct this mistake. The mistake was made by a third party and we have dismissed them from doing any future work on our filings due to this egregious error.

This covers all the questions on your letters dated February, April and July. Once you have reviewed this and see how all past concerns are addressed we will file the amended 10K with updates as soon as possible. We request your expedited completion of the review.

Please contact our US Director of Communications, JD Sparks, with any further ongoing clarifications or concerns and acceptance of the corrections. His contact info is jdsparks@pegbusiness.com or 502-657-6005.

Again, we thank you for your patience and we look forward to completing these inquiries.

Sincerely,

Date: July 23, 2013	RadTek, Inc. (formerly USChina Taiwan, Inc.)
	By	/s/ Kwang Hyun Kim
Name: Mr. Kwang Hyun Kim Title: President and Chief Executive Officer

CC: JD Sparks

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